UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))
LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/Issuer))
SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Number of Class of Securities)

Elizabeth M. Markowski	Copy to:
Senior Vice President and Secretary
LIBERTY GLOBAL, INC.
12300 Liberty Boulevard
Englewood, Colorado 80112
(303) 220-6600
(Name, address, and telephone numbers of person authorized to
receive notices and communications on behalf of filing persons)	Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     During the Company’s fourth quarter earnings conference call with investors and analysts on March 1, 2007, the following statement was made on a presentation slide posted on the Company’s web site:
     “Continued appetite to buy back stock.”
     During the formal presentation, the statement was made that the Company is a net buyer of its own stock at current price levels, and that the Company seeks to put its cash to work in a manner that provides the highest return on equity.
     In response to a question regarding stock buybacks during the question and answer session, the statement was made that the Company constantly analyzes its available liquidity and opportunities for using that liquidity, and that looking at the Company’s estimated growth over the next two years being net buyers of the Company’s own stock is a smart deployment of the Company’s capital.
     References in this Schedule TO-C to the tender offers are for informational purposes only and do not constitute an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offers, including complete instructions on how to tender shares, along with the letters of transmittal and related materials, are expected to be mailed to stockholders on or about March 6, 2007. Stockholders should carefully read the offer to purchase, the letters of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that will be filed by Liberty Global with the U.S. Securities and Exchange Commission at the commission’s website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offers, by calling toll free 1-800-207-3158. Stockholders are urged to read these materials carefully prior to making any decision with respect to either or both tender offers.